UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number 001-41810

Greenfire Resources Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1900, 205 – 5th Avenue SW

Calgary, Alberta T2P 2V7

(403) 264-9046

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

GREENFIRE RESOURCES LTD.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Consolidated Financial Statements (Audited) as at, and for the year ended, December 31, 2023
99.2	Management’s Discussion and Analysis for the year ended December 31, 2023
99.3	Form 51-101 Statement of Reserves Data and Other Oil and Gas Information
99.4	News Release dated March 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic
Name:	Tony Kraljic
Title:	Chief Financial Officer

Date: March 21, 2024

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